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        Filed Pursuant to Rule 433
Dated April 25, 2006
Registration Statement Nos. 333-133515 and 333-133515-01

Term Sheet—Reopening of Outstanding 5.875% Notes due 2015

Issuer:	Plum Creek Timberlands, L.P.
Guarantor:	Plum Creek Timber Company, Inc.
Size:	$225,000,000
Security Type:	Senior Unsecured Notes
Coupon:	5.875%
Maturity:	November 15, 2015
CUSIP:	72925PAB1
Price to Public:	$966.86 (plus accrued interest from November 14, 2005)
Proceeds, before expenses, to Issuer:	$216,081,000 (plus accrued interest from November 14, 2005)
Total Accrued Interest	$6,168,750
Yield:	6.343%
Spread to Treasury:	+ 127 bps
Benchmark Treasury:	4.500% due 2/15/2016
Treasury Spot:	5.073 (% yield)
Coupon Dates:	May 15 and November 15
Next Coupon:	May 15, 2006
Settlement:	T+5 (May 2, 2006)
Optional Redemption:	M/W + 25 bps
Sole Underwriter:	Banc of America Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

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Term Sheet—Reopening of Outstanding 5.875% Notes due 2015